Exhibit 99.1

GW Pharmaceuticals Announces Research & Development Management Appointments

- Dr. Volker Knappertz appointed Chief Medical Officer –

- Professor Ben Whalley to join as Head of Discovery Research –

London, UK, 15 May 2017: GW Pharmaceuticals plc (NASDAQ: GWPH, GW, the Company or the Group), a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform, announced the appointment of Volker Knappertz, M.D. as Chief Medical Officer (CMO). Reporting to GW’s Chief Executive Officer Justin Gover, Dr. Knappertz will be based in the Company’s U.S. headquarters in Carlsbad, California. In addition, GW has appointed Prof. Ben Whalley as Head of Discovery Research, based in the U.K.

“I am delighted to welcome Volker and Ben to GW in these important R&D roles,” stated Justin Gover, GW’s Chief Executive Officer. “Volker has an impressive record of successful new drug development and obtaining regulatory approvals which, together with his deep experience in neurology, makes him ideally suited to lead GW’s clinical and regulatory activities with respect to Epidiolex® and our product pipeline. In addition, Ben’s prominent position in the field of cannabinoid science, particularly with respect to epilepsy, will also be a major asset to GW in the pursuit of our pipeline discovery programs.”

Dr. Knappertz has over 25 years of clinical trial experience and 17 years of pharmaceutical drug development experience, holding leadership positions with responsibilities for managing international clinical trial and medical affairs programs. Most recently, as the Vice President of clinical development for multiple sclerosis, oncology and biosimilar products at Teva Pharmaceuticals, Dr. Knappertz oversaw multiple regulatory submissions and approvals in the U.S., Canada, Europe and Japan. Prior to joining Teva in 2012, Dr. Knappertz served in clinical and medical roles CNS, CV, and biologics at Bayer Pharmaceuticals and AstraZeneca. Dr. Knappertz is a U.S. Board certified neurologist who received his residency training at Yale University, New Haven, CT where he served as chief resident and was fellowship trained at Wake Forest University, Winston-Salem, NC. He received his clinical scientist training and M.D. as well as a doctorate degree in research on glioblastoma from the University at Cologne in Germany.

In addition to the appointment of Dr. Knappertz as CMO, Professor Ben Whalley has been appointed to the newly created position of Head of Discovery Research. Previously, Prof. Whalley was Professor of Neuropharmacology at the Reading School of Pharmacy at the University of Reading, U.K. Since 2007, he has been GW’s principal academic collaborator in the field of epilepsy pre-clinical research and is the author of key papers related to the pre-clinical studies of CBD and CBDV in the treatment of seizures. In this time, he has become a leading authority on the effects of cannabinoids in the central nervous system.

“I am truly excited about the opportunity to continue the work of providing regulatory approved cannabinoid-based pharmaceutical medicines to patients with high unmet medical needs and look forward to building on the progress of the Epidiolex program in treatment resistant forms of epilepsy and to driving GW’s rich pipeline of products forward,” stated Dr. Knappertz. “The strength of the Epidiolex data is compelling and it is a privilege to begin my work at GW with the late-stage development and regulatory submissions of Epidiolex. Personally, having experienced first hand in my family the devastating effects of epilepsy, the opportunity to contribute directly to making a new treatment available for those affected by these often intractable epilepsy conditions allows me to return my focus to the therapeutic area that motivated my career as a neurologist and drug developer.”

“Having now worked for the last decade in collaboration with GW to explore the pre-clinical effects of cannabinoids, I am convinced of the breadth of the potential of cannabinoid science to provide breakthroughs not only in epilepsy but across a range of disease areas,” stated Professor Whalley. “I look forward to contributing to GW’s drug discovery efforts and to advancing the next generation of pipeline candidates.”

About GW Pharmaceuticals plc

Founded in 1998, GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. GW is advancing an orphan drug program in the field of childhood epilepsy with a focus on Epidiolex (cannabidiol), which is in Phase 3 clinical development for the treatment of Dravet syndrome, Lennox-Gastaut syndrome, Tuberous Sclerosis Complex and Infantile Spasms. GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex®, which is approved for the treatment of spasticity due to multiple sclerosis in 31 countries outside the United States. The Company has a deep pipeline of additional cannabinoid product candidates which includes compounds in Phase 1 and 2 trials for glioma, schizophrenia and epilepsy. For further information, please visit www.gwpharm.com.

Forward-looking statements

This news release contains forward-looking statements that reflect GW's current expectations regarding future events, including statements regarding financial performance, the timing of clinical trials, the timing and outcomes of regulatory or intellectual property decisions, the relevance of GW products commercially available and in development, the clinical benefits of Epidiolex and the safety profile and commercial potential of Epidiolex. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including (inter alia), the success of GW’s research strategies, the applicability of the discoveries made therein, the successful and timely completion of uncertainties related to the regulatory process, and the acceptance of Sativex, Epidiolex and other products by consumer and medical professionals. A further list and description of risks and uncertainties associated with an investment in GW can be found in GW’s filings with the U.S. Securities and Exchange Commission including the most recent Form 20-F filed on 5 December 2016. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. GW undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Enquiries:

GW Pharmaceuticals plc
Stephen Schultz, VP Investor Relations	401 500 6570

Sam Brown (U.S. Media Enquiries)
Mike Beyer	312 961 2502